Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/9/2022:

 74,582,821 Common Shares

Date: October 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On September 13, 2022, the Issuer announced the appointments of Einat Zakariya and Moti Marcus to the Issuer’s board of directors (the “Board”). Ms. Zakariya and Mr. Marcus replaced Vivian Bercovici and Haleli Barath, who resigned from the Board to pursue other opportunities

•
On September 15, 2022, the Issuer announced that SNDL Inc. (“SNDL”) completed its first international export of approximately 167 kilograms of premium dried flower from Canada to Israel as part of its total aggregate commitment to export to the Issuer of 1,000 kilograms of high-quality dried flower products for processing and distribution to the Israeli medical cannabis market.

•
On September 21, 2022, the Issuer filed a notice of annual general and special meeting of the shareholders of the Issuer (the “Meeting”) and the corresponding management information circular. The Meeting will be held on October 20, 2022.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Management is focused on integrating and managing its international assets and supply chain in order to maximize company-wide revenue and margins, and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm“) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

•
In September 2022, the Issuer’s subsidiary, Trichome JWC Acquisition Corp. (“TJAC”), received authorization (the “Accreditation”) to contract with the Société Québécoise du Cannabis (“SQDC”), the governing body which oversees the sale of recreational cannabis in the province of Quebec. The Accreditation will enable TJAC to sell its products in the recreational cannabis market in Quebec. The Accreditation is valid for three years and will expire in September 2025 if not renewed prior to that date. SQDC is not a related party to the Issuer.

•
In September 2022, Adjupharm and Geca Pharm GmbH (“Geca”), a GDP-certified entity and the pharmaceutical branch of SynBiotic SE, entered into a supply agreement pursuant to which Adjupharm will supply Geca with bottled cannabis extract products.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

In September 2022, a supply agreement between Adjupharm and Avaleaf GmbH (“Avaleaf”) was terminated following Avaleaf’s notification to Adjupharm about the closure of the company. The parties reached a settlement agreement according to which Avaleaf will pay Adjupharm compensation in the net amount of €27,394.03.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Please see Section 5 above.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In September 2022, the Issuer hired 16 employees and 13 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

•
Further to the Issuer’s June 2022 CSE Form 7 Monthly Progress Report regarding the outstanding loan receivable balance (the “Loan”) owing to MYM Nutraceuticals Inc. (“MYM”) by Biome Grow Inc. and its subsidiary, Cultivator Catalyst Corp. (collectively “Biome”), the parties were able to reach an agreement and signed a term sheet for the settlement of the receivership application and amendment to the Loan agreement (the “Biome Term Sheet”). The Biome Term Sheet was signed on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Ontario Superior Court (the “Court”). The Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet. In accordance with the Biome Term Sheet, the Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Loan, compounding every four months on the aggregate balance of the outstanding principal balance plus all accrued and unpaid interest (the “Indebtedness”). The Loan matures December 9, 2023 (the “New Maturity Date”) unless extended through mutual agreement by both parties.

Based on the Biome Term Sheet, Biome is required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022 will depend on the volume weighted average price (the “VWAP”) of the Issuer’s common shares during the final ten trading days of November 2022. The repayment will be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

•
As previously disclosed in the May 2022 Issuer CSE Form 7, a claim was filed by Adjupharm, against Stroakmont & Atton Trading GmbH on November 19, 2021. Following a court hearing on May 27, 2022, the parties negotiated a settlement, but no agreements were reached between the parties. In September 2022, the parties returned to court to continue the legal proceedings. The next court hearing is scheduled for January 11, 2023.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Incentive Stock Options	205,000	Each incentive stock option, granted on September 19, 2022, is exercisable for one common share at an exercise price of $0.60 for a period of five years from the grant date.	N/A

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

As described in Section 1 above, Einat Zakariya and Moti Marcus were appointed to the Board and Vivian Bercovici and Haleli Barath resigned from the Board.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in Issuer’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Issuer’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the operations of the Issuer could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: October 7, 2022

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End September 2022	Date of Report YY/MM/D 2022/10/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/